Exhibit 20



                                  NEWS RELEASE


Donald P. Weinzapfel
Chairman of the Board &                             FOR IMMEDIATE RELEASE
Chief Executive Officer                               February 1, 2000


Permanent Bancorp, Inc.                             FOR FURTHER INFORMATION
101 S.E. Third Street                                   Don Weinzapfel
Evansville, IN 47708                                   (812) 437-2256
(812) 437-BANK


OLD NATIONAL BANCORP,  INC. AND PERMANENT BANCORP,  INC. PROVIDE FURTHER DETAILS
         ON EXCHANGE RATIO FOR ACQUISITION ANNOUNCED DECEMBER 20, 1999.

On December 20, 1999, Old National Bancorp, Inc. (NASDAQ: OLDB) and Permanent Bancorp, Inc. (NASDAQ: PERM) announced an agreement under which Old National would acquire Permanent in an all stock transaction valued at approximately $92 million.

The agreement calls for a fixed price with the exchange ratio to be based on the price of Old National stock at the time of the closing subject to adjustment. The agreement provides for adjustments in the exchange ratio and the renegotiation of the agreement under certain conditions. The following is a description of the provisions of the agreement related to the exchange ratio. Old National share prices have been adjusted to reflect the 5% stock dividend payable to shareholders of record January 6, 2000.

         o The assumed number of Permanent shares and vested options to be exchanged in the transaction is approximately 4,432,742. At a total purchase price of $92 million, this equates to a projected price per Permanent share/option of approximately $20.75.

         o If the share price of Old National at the time of closing is between $26.60 and $34.20, the number of shares of Old National stock payable to Permanent shareholders would be derived by dividing $92 million by the Old National share price. Assuming the $20.75 value above, the exchange ratio per Permanent share would range between a low of .6069 shares of Old National at an Old National price of $34.20 to a high of .7802 shares at an Old National price of $26.60.

         o If the share price of Old National is less than $26.60, the exchange ratio will be fixed at .7802 and the value of the transaction will be less than $92 million. However, if the share price of Old National is less than $24.70, Permanent may terminate the agreement if Old National elects not to increase the transaction value to $85.4 million.

         o If the share price of Old National is greater than $34.20, the exchange ratio will be fixed at .6069 and the value of the transaction will be greater than $92 million. If the share price of Old National is greater than $36.10, Old National may request to renegotiate the exchange ratio and if the parties are unable to agree to a new exchange ratio, Old National may terminate the agreement.

         o        The  value  of  he   transaction   may   increase   by  up  to
                  approximately $l.5 million depending upon the number of Permanent options exchanged prior to the closing.

Old National & Permanent plan to complete the transaction in the third quarter of 2000 pending all regulatory and shareholder approvals.

Investors are urged to read the important information regarding the transaction which will be disclosed in a registration statement filed by Old National with the SEC. Investors can view the registration statement and other documents filed by Old National and Permanent at the SEC's web site located at
http://www.sec.gov. Investors can obtain any of the documents incorporated by reference in the registration statement free from Old National or Permanent, as the case may be.































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